7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258

July 8, 2013

VIA EDGAR

Mr. Sonny Oh, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          ING Investors Trust (the “Registrant”)

(SEC File No. 033-23512 and 811-05629)

Dear Mr. Oh,

This letter responds to comments provided from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC” or “Commission”) to the undersigned on June 24, 2013 in connection with the Pre 14A (the “Proxy Statement”) that was filed on June 12, 2013, by ING DFA Global Allocation Portfolio (the “Portfolio”). Set forth below are the comments received from the Staff and the Registrant’s responses thereto.

1.     Comment: With respect to the section entitled “If approved by shareholders, how will the Proposed Plan be executed?” please disclose what impact, if any, the Plan of Liquidation will have on the aggregate value of the investments held by Variable Contract Holders.

Response:  The Registrant has revised the disclosure in response to this comment.

2.     Comment:  With respect to the section entitled “What is the required vote?” please confirm in your response whether shareholder approval of the Proposal is a simple majority or a majority as defined by the Investment Company Act of 1940 (the “1940 Act”).

Response:  No shareholder vote is required to liquidate the Portfolio under its organizational documents, and the 1940 Act does not require a shareholder vote to liquidate a series of a registered investment company.  Moreover, the Registrant is not aware of any written guidance from the Commission or its Staff indicating that a vote of a “majority of the outstanding voting securities,” as that term is defined in the 1940 Act (“1940 Act Majority Vote”), is required to liquidate a variable products fund and invest the proceeds into a default alternative fund unless investors instruct otherwise.

The Registrant is aware of the American Enterprise Life Insurance Company no-action letter (pub. avail. Apr. 30, 2002).  In that letter, the Commission Staff determined that it would not recommend enforcement action against the American Enterprise Life Insurance Company (“American Enterprise”) if it invested the proceeds of the liquidation of an unaffiliated variable products fund into a money market variable products fund managed by an affiliate of American Enterprise if contrary instructions were not received from an investor, without obtaining a “substitution” order pursuant to Section 26(c) of the 1940 Act.  The Registrant notes that shareholder approval of the liquidation in that case was not necessary under the organizational documents of the liquidating fund, and the liquidating fund did not seek shareholder approval.  See also AIG Life Insurance Co. (pub. avail. Aug. 16, 2001) (involving a similar situation where shareholder approval was not required or sought by the unaffiliated liquidating fund).

The Registrant notes that the two no-action letters cited above related to situations where the liquidating fund was not affiliated with the fund to which the proceeds of the liquidation would be transferred barring contrary instructions from investors.  However, the Registrant notes that the Staff has granted no-action assurances in several instances where variable product contract owners had the right to vote on transactions that unquestionably resulted in share substitutions, based on the fact that such owners would have the right to vote on the transactions that resulted in the substitutions.  (See Northwestern National Life Ins. Co. (pub. avail. April 10, 1995); Bankers Security Life Ins. Society (pub. avail. July 11, 1991); and Northwestern National Life Ins. Co. (pub. avail. April 27, 1990)).  The requesting parties in these cited letters did not indicate that a 1940 Act Majority Vote would have been required to approve the substitution, and the Staff made no mention of any specific required voting standard.  Based on these factors, the Registrant believes it is appropriate to seek shareholder approval of the liquidation of the Portfolio, but does not believe it is necessary for the approval to take the form of a 1940 Act Majority Vote.  Because the liquidation of the Portfolio is a corporate matter, the Registrant has determined that it would be appropriate to use the standard for shareholder approval contained in the organizational documents of the Registrant for approval of the liquidation of the Portfolio.

3.     Comment:  With respect to the section entitled “What are the voting rights and quorum requirements?” please revise the disclosure to include information on the treatment of abstentions and broker non-votes.

Response: The Registrant has revised the disclosure in response to this comment.

4.     Please provide the usual Tandy representation.

Response:  The requested Tandy representation is provided as Attachment A.

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2650.

Sincerely,

/s/ Kristen Freeman
Kristen Freeman
Vice President and Counsel
ING Investment Management – ING Funds

Attachments

cc:           Huey P. Falgout, Jr., Esq.

Attachment A

7337 East Doubletree Ranch Road, Suite 100
Scottsdale, AZ 85258

July 8, 2013

VIA EDGAR

Mr. Sonny Oh, Esq.

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          ING Investors Trust

(SEC File No. 033-23512 and 811-05629)

Dear Mr. Oh:

ING Investors Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Investment Management – ING Funds

Attachments

cc:           Jeffrey S. Puretz, Esq.

Dechert LLP